SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    Form N-8F
                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                that a Registered Investment Company has Ceased
                   to be an Investment Company under the Act

I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

         [X] Merger

         [ ] Liquidation

         [ ] Abandonment of Registration
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a Business Development Company (Note:
             Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Mercury Variable Trust

3.       Securities and Exchange Commission File No.: 811-08163

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X] Initial Application     [ ] Amendment

5.       Address of Principal Executive Office:

         800 Scudders Mill Road
         Plainsboro, NJ 08536


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6.       Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

         Nicola Espie
         Shearman & Sterling LLP
         599 Lexington Avenue
         New York, NY 10022
         Tel:  (212) 848-5440

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

         The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant, its Custodian, its Investment Adviser and its Transfer
         Agent:

         Applicant:                                Custodian:

         Mercury Variable Trust                    Brown Brothers Harriman & Co
         c/o Merrill Lynch Investment Managers     40 Water Street
          800 Scudders Mill Road                   Boston, MA 02109
         Plainsboro, NJ 08536                      Tel:
         Tel:

         Applicant's Investment Adviser:           Transfer Agent:

         Fund Asset Management, L.P.               Financial Data Services, Inc.
         800 Scudders Mill Road                    4800 Deer Lake Drive East
         Plainsboro, NJ 08536                      Jacksonville, FL 32246-6484
         Tel:                                      Tel:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund:

         [X] Management Company

         [ ] Unit investment trust

         [ ] Face-amount certificate company

9.       Subclassification if the fund is a management company:

         [X] Open-end                [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):


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         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Investment Adviser:
         Fund Asset Management, L.P., 800 Scudders Mill Road, Plainsboro, NY 08536.

         Sub-Advisers:
         Merrill Lynch Investment Managers International Limited, 33 King William Street, London EC4R 9AS England.

         Merrill Lynch Asset Management U.K. Limited, Ropemaker Place, 25 Ropemaker Street, London, England E24 9LY

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         FAM Distributors, P.O. Box 9081, Princeton, NJ 08543-9081

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):
             Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [X] Yes    [ ] No

         If Yes, for each UIT state:


                     Name of UIT                      File No.                 Address
                     -----------                      --------                 -------
         Merrill Lynch Variable Life Separate         811-06225      1300 Merrill Lynch Drive, 2nd Fl.
         Account                                                     Pennington, NJ 08534
         Merrill Lynch Life Variable Life             811-06227      1300 Merrill Lynch Drive, 2nd Fl.
         Separate Account II                                         Pennington, NJ 08534
         Merrill Lynch Life Variable Annuity          811-06321      1300 Merrill Lynch Drive, 2nd Fl.
         Separate Account                                            Pennington, NJ 08534
         Merrill Lynch Life Variable Annuity          811-06459      1300 Merrill Lynch Drive, 2nd Fl.
         Separate Account A                                          Pennington, NJ 08534
         ML of New York Variable Life                 811-06226      222 Broadway, 14th Fl.
         Separate Account                                            New York, NY 10038



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

         ML of New York Variable Life                 811-07152      222 Broadway, 14th Fl.
         Separate Account II                                         New York, NY 10038
         ML of New York Variable Annuity              811-06320      222 Broadway, 14th Fl.
         Separate Account                                            New York, NY 10038
         ML of New York Variable Annuity              811-06466      222 Broadway, 14th Fl.
         Separate Account A                                          New York, NY 10038


15.      (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes    [ ] No

             If Yes, state the date on which the board vote took place:

             July 3, 2003

             If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes    [ ] No

             If Yes, state the date on which the shareholder vote took place:

             November 17, 2003

             If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

             [X] Yes    [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

             November 21, 2003

         (b) Were the distributions made on the basis of net assets?

             [X] Yes    [ ] No

         (c) Were the distributions made pro rata based on share ownership?


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             [X] Yes    [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:
             Were any distributions to shareholders made in kind?

             [ ] Yes    [ ] No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: Not Applicable. Has the fund issued senior securities?

         [ ] Yes    [ ] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes    [ ] No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes    [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)


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         [ ] Yes    [X] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

             [ ] Yes    [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes    [X] No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information about Event(s) Leading to Request for Deregistration

22.      (a) List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)    Legal expenses:                        $52,138.08
             (ii)   Accounting expenses:  Unavailable
             (iii)  Other expenses (list and identify separately):
                          Proxy Solicitation and Mailing:  $88,493.51
                          Typesetting and Printing:        $55,104.00 (approx.)
                           Miscellaneous:                  $----------
                           --------------                  -----------
                           Total                           $143,597.51 (approx.)
                                                           -----------
             (iv)   Total expenses (sum of lines (i) - (iii) above):
                                                           $195,735.59 (approx.)

         (b) How were those expenses allocated?

             Legal expenses were allocated to the fund. All other expenses were charged to Fund Asset Management, L.P.

         (c) Who paid those expenses?

             Legal expenses were deducted from fund assets prior to consummation of merger. All other expenses were paid by Fund Asset Management, L.P.

         (d) How did the fund pay for unamortized expenses (if any)?


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             Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes    [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes    [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes    [X] No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a) State the name of the fund surviving the Merger: Merrill Lynch
             International Value V.I. Fund, a series of Merrill Lynch Variable Series Funds, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-3290

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             The Agreement and Plan of Reorganization was filed on October 15, 2003 as Exhibit 1 to the Proxy Statement/Prospectus included in Amendment No. 2 to the Registration Statement Form N-14, File Number 333-108220.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

The undersigned states that: (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mercury Variable Trust, (ii) he or she is the Secretary of Mercury Variable Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                   /s/ Donald C. Burke
                                                   -----------------------------
                                                   Donald C. Burke
                                                   Vice President and Treasurer


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